UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q2 2022 Investor Presentation

 Second Quarter 2022  Financial Results  Raviv Zoller | President and CEO  July 27, 2022

 Important legal notes  2  Disclaimer and safe harbor for forward-looking statements  This presentation contains statements that constitute forward‑looking statements, many of which can be identified by the use of forward‑looking words such as anticipate, believe, could, expect, should, plan, intend, estimate, strive, forecast, target, and potential, among others. Forward‑looking statements appear in a number of places in this presentation and include, but are not limited to, our 2022 adjusted EBITDA guidance, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to: Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; global unrest and conflict; failure to harvest salt, which could lead to accumulation at the bottom of evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem; volatility or crises in the financial markets; uncertainties surrounding the withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental, regulatory, legislative, and licensing restrictions; laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the company, its executives and Board members; the company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under Item 3 - Key Information - D. Risk Factors in the company's annual report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (SEC) on February 23, 2022 (the Annual Report). Forward‑looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. This presentation for the second quarter of 2022 should be read in conjunction with the annual report, including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the SEC.

 3  Second quarter overview  Note: adjusted EBITDA and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix.  All time record sales and EBITDA  Another consecutive quarter of profit and margin growth  Record results for all specialties businesses  Record results for all commodities businesses  Record production, with continued focus on efficiency and productivity  Strong free cash flow of $410M   Dividend of 29.18 cents per share, or $375M, vs. 5.26 cents, or $68M, in 2Q’21  Settled significant tax dispute with the Israeli Tax Authority   Continued focus on specialties solutions, with benefit from commodity upside

 Key second quarter financial metrics  4  Substantial year-over-year improvement  Operating Cash Flow  Adjusted EBITDA(1)  US$M  US$M  Up 78% YoY  Up 249% YoY  Up $385M YoY  Sales  US$B  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

 Second quarter 2022  5  Key financial highlights  (1) Adjusted operating income and margin, adjusted net income, attributable, adjusted EBITDA and margin, adjusted EPS, and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix. (2) 2Q’22 tax expenses were $540M, including a $188M tax settlement with the Israeli Tax Authority related to prior years. Excluding this amount results in tax expenses of $352M and an effective tax rate of 31%, compared to $64M in the corresponding quarter of last year, reflecting an effective tax rate of 30%.  US$Mex. per share  2Q’22  2Q’21  YoY Change  Sales  $2,880  $1,617  78%  Gross profit   $1,539    $570   170%  Gross margin  53.4%  35.3%  1,819 bps  Operating income   $1,139    $243   369%  Adjusted operating income(1)   $1,139    $236   383%  Adjusted operating margin(1)  39.5%  14.6%  2,495 bps  Net income, attributable(2)  $563  $140  302%  Adjusted net income, attributable(1)   $751    $135   456%  Adjusted EBITDA(1)   $1,258    $360   249%  Adjusted EBITDA margin(1)  43.7%  22.3%  2,142 bps  Diluted earnings per share  $0.44  $0.11  300%  Adjusted diluted EPS(1)  $0.58  $0.11  452%  Operating cash flow   $627    $242   159%  Free cash flow  $410  $94  336%

 Industrial Products  6  Continued benefit from higher prices and long-term contracts  Sales  US$M  US$M  Key highlights  All-time record quarterly EBITDA  Prices higher year-over-year  End-market demand mixed  Clear brine fluids very strong  Consumer electronics and automotive moderating, as expected  Construction showing slight reduction  Supplements and pharmaceuticals robust   Upgraded supply chain capabilities   (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.   +61%  +19%  EBITDA(1)

 Potash  7  Record quarter for prices and production  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix. Note: ICL has consolidated its specialty agriculture businesses under Innovative Ag Solutions (IAS). As a result, ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the IAS segment. The 2021 quarterly and   annual restated segment data and 2020 annual restated segment data is available in the appendix.  Sales  US$M  US$M  Key highlights  Production records at the Dead Sea   Continued to benefit from operational improvements and efficiencies  Prices higher for both potash and metal magnesium  Average realized potash price per ton increased to $750, up $469 vs. $281 in 2Q’21 and up $149 vs. $601 in 1Q’22  Quarterly profit records for Dead Sea, Spain and magnesium  +670%  +150%  EBITDA(1)

 Phosphate Solutions  8  Another quarter of record results for specialties and commodities  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix. Note: ICL has consolidated its specialty agriculture businesses under Innovative Ag Solutions (IAS). As a result, ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the IAS segment. The 2021 quarterly and annual restated segment data and 2020 annual restated segment data is available in the appendix.  Key highlights  All-time record quarterly EBITDA  Higher prices and quantities for food and industrial specialties, as well as for fertilizers, offset raw material increases  Maintained long-term focus on driving specialties profitability   YPH benefitted from higher pricing, volumes and efficiencies  Demand continued to grow for LFP battery business  $315  $915  Commodity  Specialty  Commodity  Specialty  $582  $133  Sales  US$M  US$M  +137%  +57%  EBITDA(1)

 Innovative Ag Solutions  9  All-time quarterly record sales and EBITDA  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix. Note: ICL has consolidated its specialty agriculture businesses under Innovative Ag Solutions (IAS). As a result, ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the IAS segment. The 2021 quarterly and annual restated segment data and 2020 annual restated segment data is available in the appendix.  Key highlights  All-time record quarterly EBITDA  Brazil expansion strategy delivering synergies and robust results  Continued growth of organic Polysulphate business  Overall strong demand in turf and ornamental   Higher prices offsetting increases in raw material costs  Sales  US$M  EBITDA(1)  US$M  +356%  +110%

 Sustainability  Innovation  Leadership  10  Making an impact  Continued momentum  Awarded highest MAALA rating in Israel  Received IFA Green Leaf award in Spain  Granted prestigious green mine certification at YPH in China   Continued advancements in LFP battery production  Joined with PlantArcBio to boost crop yields through RNAi technology  Rolled out Agmatix digital solution in India  Signed organic Polysulphate agreement with India  Named best industrial company to work for in Israel  Received highest corporate governance rating in Israel  Ranked top workplace in St. Louis

 Continued focus on future  11  ICL in leadership position, due to long-term specialties strategy  Expanding long-term specialties focus, while benefitting from market upside  Targeting consistent growth in sales and EBITDA  Increasing capacity to enable growth in specialties  Investing in R&Dto innovate and expand specialty product portfolio  Investing in sustainability  Maintaining focus on long-term customer relationships  Continuing focus on cash generation  Creating and returning valueto shareholders  Focusing on business expansion opportunities via strong balance sheet

 Second Quarter 2022  Financial Results  Aviram Lahav  CFO

 Second quarter 2022  13  Key financial highlights  (1) Adjusted operating income and margin, adjusted net income, attributable, adjusted EBITDA and margin, adjusted EPS, and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix. (2) 2Q’22 tax expenses were $540M, including a $188M tax settlement with the Israeli Tax Authority related to prior years. Excluding this amount results in tax expenses of $352M and an effective tax rate of 31%, compared to $64M in the corresponding quarter of last year, reflecting an effective tax rate of 30%.  US$Mex. per share  2Q’22  2Q’21  YoY Change  Sales  $2,880  $1,617  78%  Gross profit   $1,539    $570   170%  Gross margin  53.4%  35.3%  1,819 bps  Operating income   $1,139    $243   369%  Adjusted operating income(1)   $1,139    $236   383%  Adjusted operating margin(1)  39.5%  14.6%  2,495 bps  Net income, attributable(2)  $563  $140  302%  Adjusted net income, attributable(1)   $751    $135   456%  Adjusted EBITDA(1)   $1,258    $360   249%  Adjusted EBITDA margin(1)  43.7%  22.3%  2,142 bps  Diluted earnings per share  $0.44  $0.11  300%  Adjusted diluted EPS(1)  $0.58  $0.11  452%  Operating cash flow   $627    $242   159%  Free cash flow  $410  $94  336%

 14  Macro overview  Strong global growth   Inflation soared worldwide  Commodity and grain prices remained high  Impact from situation in Ukraine continued   Limited relief from supply chain disruptions   FX dynamics fluctuated across currencies  Trends continued for most of second quarter

 Pricing across mineral value chain  15  Commodity price progression  Sources: GMOP and phosphoric acid - CRU Fertilizer Week, as of 6.30.22; Supramax - Simpson Spence Young (SSY), as of 7.19.22; Sulfur - CRU, as of 6.30.22.  GMOP FOB NOLA  US$/ton  Phosphoric acid  CFR contract India US$/ton  Sulfur Bulk FOB Middle East Spot  US$/ton  Supramax Timecharter Average  US$/day

 Crop economics  16  Trends remained elevated through first half  Commodity crop price progression  US$/ton  Fertilizer and grain price trends  US$  Energy prices   US$/mmbtu(1)  Global grain stock-to-use  Ratio US$  Jun-22  Jun-22  Jun-22  Sources: Prices and indices - The World Bank, as of July 2022; Grain stock-to-use ratios – USDA, as of July 2022. (1) Brent crude per bbl; SA coal per ton.

 Second quarter 2022  17  Sales bridges  Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales  US$M  Specialty 54%  Commodity 46%  Sales by segment  US$M  Acquisitions 25%  Organic 75%  $700  $915  IAS/PS need to be manually updated

 Second quarter 2022  18  Profit bridges  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Adjusted EBITDA(1)  US$M  Adjusted EBITDA(1) by segment  US$M  Specialty 42%  Commodity 58%  Acquisitions 26%  Organic 74%  $155  $315  Quantity and Brazil Expansion  IAS/PS need to be manually updated

 Financial overview  19  Well-positioned for future growth   (1) Adjusted EBITDA and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix.  Net debt to adjusted EBITDA(1) improved to 0.6  Operating cash flow of $627M vs. $242M in 2Q’21  Substantial free cash flow(1) of $410M vs. $94M in 2Q’21  Dividend of 29.18 cents per share vs. 5.26 cents in 2Q’21, for a yield of 7.98%  Higher tax rate related to one-time adjustment  Highlights for 2Q’22

 Guidance  20  Full year 2022  (1) See guidance and non-GAAP financial measures in appendix.   Note: Adjusted EBITDA is a non-GAAP measure, see appendix for calculation.  Expect adjusted EBITDA range of $3,800 million to $4,000 million(1)   Increase from previous guidance of $3,500 million to $3,750 million  EBITDA of specialty businesses to represent between $1,500 million to $1,600 million of total adjusted EBITDA  Increase from previous guidance of $1,300 million to $1,400 million coming from specialties

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICL  View our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  Second Quarter 2022  Financial Results

 Industrial Products  23  Second quarter and first half 2022  US$M  2Q Sales  1H Sales  2021  $410  $808  Quantity  ($47)  ($94)  Price  $135  $285  Exchange rates  ($12)  ($19)  2022  $486  $980  US$M  2Q Segment EBITDA  1H Segment EBITDA  2021  $128  $250  Quantity  ($14)  ($28)  Price  $135  $285  Exchange rates  ($5)  ($11)  Raw materials  ($18)  ($44)  Energy  ($1)  ($4)  Transportation  ($8)  ($16)  Operating and other expenses  ($11)  ($23)  2022  $206  $409  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures.  Industrial Products US$M  2Q’22  2Q’21  1H’22  1H’21  Segment sales  $486  $410  $980  $808  Sales to external customers  $478  $406  $966  $800  Sales to internal customers  $8  $4  $14  $8  Segment operating income  $191  $114  $379  $219  Depreciation and amortization  $15  $14  $30  $31  Segment EBITDA  $206  $128  $409  $250

Potash

Second quarter and first half 2022

Potash *US$M*	2Q'22	2Q'21	1H'22	1H'21
Segment sales	**$951**	**$380**	**$1,746**	**$729**
Sales to external customers	$810	$296	$1,458	$550
Sales to internal customers	$50	$27	$93	$49
Other and eliminations[1]	$91	$57	$195	$130
Gross profit	**$698**	**$154**	**$1,221**	**$289**
Segment operating income	**$576**	**$42**	**$986**	**$71**
Depreciation and amortization	$40	$38	$80	$71
Segment EBITDA	**$616**	**$80**	**$1,066**	**$142**
Average realized price[2]	$750	$281	$675	$269

Potash production and sales *000s of tons*	2Q'22	2Q'21	1H'22	1H'21
Production	1,211	1,022	2,304	2,174
Total sales, including internal sales	1,147	1,148	2,297	2,223
Closing inventory	362	226	362	226

US$M	2Q Sales	1H Sales
2021	**$380**	**$729**
Quantity	($4)	$13
Price	$603	$1,044
Exchange rates	($28)	($40)
2022	**$951**	**$1,746**

US$M	2Q Segment EBITDA	1H Segment EBITDA
2021	**$80**	**$142**
Quantity	($4)	($2)
Price	$603	$1,044
Exchange rates	($17)	($27)
Raw materials	($4)	($4)
Energy	($14)	($26)
Transportation	($12)	($21)
Operating and other expenses	($16)	($40)
2022	**$616**	**$1,066**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures. (1) Primarily includes salt produced in Spain, metal magnesium-based products and sales of excess electricity produced in Israel. (2) Potash average realized price (USD per ton) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily marine transportation costs, local market sales and internal consumption sales.

ICL 24

Phosphate Solutions

Second quarter and first half 2022

Phosphate Solutions *US$M*	2Q'22	2Q'21	1H'22	1H'21
Segment sales	**$915**	**$582**	**$1,713**	**$1,084**
Sales to external customers	$832	$539	$1,580	$1,006
Sales to internal customers	$83	$43	$133	$78
Segment operating income	**$268**	**$77**	**$468**	**$119**
Depreciation and amortization(1)	$47	$56	$94	$108
Segment EBITDA	**$315**	**$133**	**$562**	**$227**

Phosphate Solutions *US$M*	2Q'22	2Q'21	1H'22	1H'21
Segment sales	**$915**	**$582**	**$1,713**	**$1,084**
Specialty	$493	$329	$930	$623
Commodity	$422	$253	$783	$461
Segment operating income	**$268**	**$77**	**$468**	**$119**
Specialty	$117	$37	$219	$72
Commodity	$151	$40	$249	$47
Segment EBITDA	**$315**	**$133**	**$562**	**$227**
Specialty	$131	$50	$246	$98
Commodity	$184	$83	$316	$129

US$M	2Q Sales	1H Sales
2021	**$582**	**$1,084**
Quantity	$55	$134
Price	$315	$544
Exchange rates	($37)	($49)
2022	**$915**	**$1,713**

US$M	2Q Segment EBITDA	1H Segment EBITDA
2021	**$133**	**$227**
Quantity	$11	$42
Price	$315	$544
Exchange rates	($10)	($14)
Raw materials	($114)	($201)
Energy	($2)	($4)
Transportation	($7)	($11)
Operating and other expenses	($11)	($21)
2022	**$315**	**$562**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures. (1) For 2Q'22, specialty represented $14M and commodity represented $33M. For 2Q'21, specialty represented $13M and commodity represented $43M.

ICL 25

 Innovative Ag Solutions  26  Second quarter and first half 2022  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures.  US$M  2Q Sales  1H Sales  2021  $334  $674  New Brazilian businesses’ contribution  $177  $302  Quantity  $10  ($22)  Price  $215  $360  Exchange rates  ($36)  ($48)  2022  $700  $1,266  US$M  2Q Segment EBITDA  1H Segment EBITDA  2021  $34  $67  New Brazilian businesses’ contribution  $41  $57  Quantity  $2  ($7)  Price  $215  $360  Exchange rates  ($5)  ($6)  Raw materials  ($90)  ($149)  Energy  ($7)  ($15)  Transportation  ($21)  ($26)  Operating and other expenses  ($14)  ($16)  2022  $155  $265  Innovative Ag Solutions US$M  2Q’22  2Q’21  1H’22  1H’21  Segment sales  $700  $334  $1,266  $674  Sales to external customers  $689  $331  $1,245  $668  Sales to internal customers  $11  $3  $21  $6  Segment operating income  $141  $21  $234  $41  Depreciation and amortization  $14  $13  $31  $26  Segment EBITDA  $155  $34  $265  $67

Consolidated results analysis

Second quarter 2022

US$M	Sales	Expenses	Operating Income	EBITDA	Notes:
2Q'21	**$1,617**	**($1,374)**	**$243**		
Total adjustments 2Q'21[(1)]	-	($7)	($7)		
Adjusted 2Q'21 figures	**$1,617**	**($1,381)**	**$236**	**$360**	
New Brazilian businesses' contribution	$177	($139)	$38	$41	**Positive** – includes acquisition of Compass Minerals América do Sul S.A. (ADS) in July 2021.
Quantities	($12)	($8)	($20)	($20)	**Negative** - primarily decrease in sales volumes of bromine- and phosphorus-based flame retardants, phosphate fertilizers, and bromine-based industrial solutions, mainly elemental bromine. Partially offset by higher sales volumes of clear brine fluids, acids and salts.
Prices	$1,211	-	$1,211	$1,211	**Positive** – primarily increase of $469 in average realized price per ton of potash YoY, increases in selling prices of phosphate fertilizers, acids, salts, specialty agriculture and FertilizerpluS products, bromine- and phosphorus-based flame retardants and bromine-based industrial solutions.
Exchange rates	($113)	$80	($33)	($33)	**Negative** – primarily depreciation of Euro and Chinese yuan against U.S. dollar, which led to negative impact on sales, which exceeded positive effect on operational costs.
Raw materials	-	($173)	($173)	($173)	**Negative** – primarily higher prices of sulfur consumed during the quarter, commodity fertilizers, and raw materials used to produce phosphorus-based flame retardants.
Energy	-	($25)	($25)	($25)	**Negative** – primarily increase in electricity prices, mainly in Europe.
Transportation	-	($48)	($48)	($48)	**Negative** – higher marine and inland transportation costs.
Operating and other expenses	-	($47)	($47)	($55)	**Negative** – higher maintenance and operational costs, and royalty payments from higher revenue.
Adjusted 2Q'22 figures	**$2,880**	**($1,741)**	**$1,139**	**$1,258**	
Total adjustments 2Q'22[(1)]	-	-	-		
2Q'22	**$2,880**	**($1,741)**	**$1,139**		

Note: Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release.

ICL 27

Consolidated results analysis

First half 2022

US$M	Sales	Expenses	Operating Income	EBITDA	Notes:
1H'21	**$3,127**	**($2,699)**	**$428**		
Total adjustments 1H'21[(1)]	-	($7)	($7)	-	
Adjusted 1H'21 figures	**$3,127**	**($2,706)**	**$421**	**$662**	
New Brazilian businesses' contribution	$302	($248)	$54	$57	**Positive** – includes acquisition of Compass Minerals América do Sul S.A. (ADS) in July 2021.
Quantities	($25)	$10	($15)	($15)	**Negative** - primarily decrease in sales volumes of bromine-based industrial solutions, mainly elemental bromine and clear brine fluids, and phosphorus- and bromine-based flame retardants. Partially offset by higher sales volumes of acids, salts, phosphate fertilizers and phosphate-based food additives.
Prices	$2,156	-	$2,156	$2,156	**Positive** – primarily increase of $406 in average realized price per ton of potash YoY, increases in selling prices of phosphate fertilizers, acids, salts, specialty agriculture and FertilizerpluS products, bromine- and phosphorous-based flame retardants, bromine- and phosphorus-based industrial solutions, and specialty minerals.
Exchange rates	($155)	$99	($56)	($56)	**Negative** – primarily depreciation of Euro against U.S. dollar, supported by depreciation of Israeli shekel against U.S. dollar.
Raw materials	-	($326)	($326)	($326)	**Negative** – primarily higher prices of sulfur consumed during the quarter, commodity fertilizers, and raw materials used to produce bromine- and phosphorus-based flame retardants.
Energy	-	($48)	($48)	($48)	**Negative** – primarily increase in electricity and gas prices, mainly in Europe.
Transportation	-	($74)	($74)	($74)	**Negative** – higher marine and inland transportation costs.
Operating and other expenses	-	($93)	($93)	($96)	**Negative** – higher maintenance and operational costs, and royalty payments from higher revenue.
Adjusted 1H'22 figures	**$5,405**	**($3,386)**	**$2,019**	**$2,260**	
Total adjustments 1H'22[(1)]	-	$22	$22	-	
1H'22	**$5,405**	**($3,364)**	**$2,041**		

Note: Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release.

ICL

28

Reconciliation tables

Calculation of adjusted EBITDA and free cash flow

Calculation of adjusted EBITDA *US$M*	**2Q'22**	**2Q'21**	**1H'22**	**1H'21**
Net income	**$585**	**$150**	**$1,242**	**$292**
Financing expenses, net	$14	$30	$48	$50
Taxes on income[(1)]	$540	$64	$751	$87
Less: Share in earnings of equity-accounted investees	-	($1)	-	($1)
Operating income	**$1,139**	**$243**	**$2,041**	**$428**
Depreciation and amortization	$119	$124	$241	$241
Adjustments[(2)]	-	($7)	($22)	($7)
Adjusted EBITDA	**$1,258**	**$360**	**$2,260**	**$662**

Calculation of free cash flow *US$M*	**2Q'22**	**2Q'21**	**1H'22**	**1H'21**
Cash flow from operations	$627	$242	$952	$448
Additions to PP&E, intangible assets, and dividends from equity-accounted investees[(3)]	($217)	($148)	($324)	($295)
Free cash flow	**$410**	**$94**	**$628**	**$153**



Note: Numbers may not add, due to rounding and set-offs. Adjusted EBITDA is a non-GAAP financial measure; see non-GAAP financial measures. (1) 2Q'22 tax expenses included $188M tax settlement with Israeli Tax Authority related to prior years. Excluding this amount results in tax expenses of $352M and an effective tax rate of 31%. (2) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release. (3) Also includes proceeds from sale of property, plants and equipment (PP&E).

ICL 29

Reconciliation tables

Calculation of adj. net income, attributable, adj. diluted EPS and net debt to adj. EBITDA



Calculation of adjusted net income, attributable *US$M*	2Q'22	2Q'21	1H'22	1H'21
Net income, attributable	$563	$140	$1,195	$275
Adjustments	-	($7)	($22)	($7)
Total tax adjustments[1]	$188	$2	$191	$2
Adjusted net income, attributable	**$751**	**$135**	**$1,364**	**$270**

Calculation of adjusted diluted earnings per share *US$M, ex. per share data*	2Q'22	2Q'21	1H'22	1H'21
Adjusted net income, attributable	$751	$135	$1,364	$270
Weighted-average number of diluted ordinary shares outstanding *in 000s*	1,291,696	1,285,658	1,291,243	1,284,873
Adjusted diluted earnings per share[2]	**$0.58**	**$0.11**	**$1.06**	**$0.21**

Net debt to adjusted EBITDA[3] *US$M*	2Q'22
Net debt	$2,062
Adjusted EBITDA	$3,209
Net debt to adjusted EBITDA	**0.6**

Note: Numbers may not add, due to rounding and set-offs. Adjusted EBITDA is a non-GAAP financial measure; see non-GAAP financial measures. (1) Following a settlement agreement with the Israeli Tax Authority, regarding the surplus profit levy, the company recorded tax expenses in respect to prior years in the amount of $188M. (2) Adjusted diluted EPS is calculated by dividing adjusted net income attributable by weighted-average number of diluted ordinary shares outstanding. In 2022, the adjusted EBITDA definition was updated; refer to consolidated EBITDA table and disclaimer in corresponding quarters' earnings release. (3) Net debt to adjusted EBITDA ratio is calculated by dividing net debt by past four quarters adjusted EBITDA.

ICL 30

 Reconciliation tables  31  Note: Numbers may not add, due to rounding and set-offs. Segment EBITDA is a non-GAAP financial measure; see non-GAAP financial measures. (1) For 2Q’22, specialty represented $14M and commodity represented $33M. For 2Q’21, specialty represented $13M and commodity represented $43M.   Calculation of segment EBITDA and margin US$M  Industrial Products  Potash  Phosphate Solutions(1)  Innovative Ag Solutions  2Q’22  2Q’21  2Q’22  2Q’21  2Q’22  2Q’21  2Q’22  2Q’21  Segment sales  $486  $410  $951  $380  $915  $582  $700  $334  Segment operating income  $191  $114  $576  $42  $268  $77  $141  $21  Depreciation and amortization  $15  $14  $40  $38  $47  $56  $14  $13  Segment EBITDA  $206  $128  $616  $80  $315  $133  $155  $34  Segment EBITDA margin  42%  31%  65%  21%  34%  23%  22%  10%  Sales US$M  2Q’22  2Q’21  2Q’22  2Q’21  2Q’22  2Q’21  2Q’22  2Q’21  South America  $9  $22  $412  $104  $180  $106  $243  $31  Europe  $149  $142  $211  $86  $259  $155  $241  $173  Asia  $189  $148  $206  $117  $250  $150  $97  $54  North America  $114  $87  $41  $30  $155  $125  $50  $30  Rest of World  $25  $11  $81  $43  $71  $46  $69  $46  Total  $486  $410  $951  $380  $915  $582  $700  $334  Calculation of segment EBITDA and breakout of segment sales by region

Segment changes

Consolidated specialty agriculture businesses under Innovative Ag Solutions (IAS)

Potash

US$M

	2020 FY	2021 1Q	2021 2Q	2021 3Q	2021 4Q	2021 FY
Segment sales	1,268	349	380	400	647	1,776
Sales to external customers	979	254	296	310	541	1,401
Sales to internal customers	96	22	27	27	18	94
Other and eliminations[(1)]	193	73	57	63	88	281
Gross profit	472	135	154	209	372	870
Segment operating income	121	29	42	84	244	399
Depreciation & amortization	152	33	38	37	40	148
Segment EBITDA	273	62	80	121	284	547

Phosphate Solutions

US$M

	2020 FY	2021 1Q	2021 2Q	2021 3Q	2021 4Q	2021 FY
Segment sales	1,816	502	582	599	571	2,254
Sales to external customers	1,663	467	539	554	527	2,087
Sales to internal customers	153	35	43	45	44	167
Segment operating income	88	42	77	88	87	294
Depreciation & amortization	204	52	56	53	46	207
Segment EBITDA	292	94	133	141	133	501

Innovative Ag Solutions

US$M

	2020 FY	2021 1Q	2021 2Q	2021 3Q	2021 4Q	2021 FY
Segment sales	1,033	340	334	504	492	1,670
Sales to external customers	1,016	337	331	495	481	1,644
Sales to internal customers	17	3	3	9	11	26
Segment operating income	17	20	21	52	42	135
Depreciation & amortization	45	13	13	15	21	62
Segment EBITDA	62	33	34	67	63	197

Note: Segment EBITDA is a non-GAAP financial measure; see non-GAAP financial measures. (1) Primarily includes salt produced in Spain, metal magnesium-based products and sales of excess electricity produced in Israel.

ICL 32

Guidance and non-GAAP financial measures  33  Guidance  The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products and Innovative Ag Solutions segments and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment, as we believe this information is useful to investors in reflecting the specialty portion of our business.  Non-GAAP financial measures  The company discloses in this presentation non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. The management uses adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table under "adjustments to reported operating and net income (non-GAAP)", in the appendix below. Certain of these items may recur. The company calculates adjusted net income attributable to the company’s shareholders by adjusting net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table under "adjustments to reported operating and net income (non-GAAP)", in the appendix below, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. The company calculates adjusted EBITDA as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization and adjust items presented in the reconciliation table under "consolidated adjusted EBITDA and diluted adjusted earnings per share for the periods of activity" in the appendix below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the company’s adjusted EBITDA calculation is no longer adding back minority and equity income, net. While minority and equity income, net reflects the share of an equity investor in one of the company’s owned operations, since adjusted EBITDA measures the company’s performance as a whole, its operations and its ability to satisfy cash needs before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective. You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of ICL’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management's performance. The company believes these non‑IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance. The company presents a discussion in the period-to-period comparisons of the primary drivers of changes in the results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: July 27, 2022